Filed by CM Life Sciences, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CM Life Sciences, Inc.

Commission File No. 001-39482

Date: May 6, 2021

On Thursday, May 6, 2021, Mount Sinai Genomics, Inc. d/b/a Sema4 (“Sema4”), CM Life Science Inc.’s business combination target, issued a press release entitled “Sema4 and CM Life Sciences Announce the Filing of the Schedule-14A Proxy Statement in Connection With the Proposed Merger” A copy of the press release and weblink are set forth below:

https://www.businesswire.com/news/home/20210506006275/en/Sema4-and-CM-Life-Sciences-Announce-the-Filing-of-the-Schedule-14A-Proxy-Statement-in-Connection-with-the-Proposed-Merger

Sema4 and CM Life Sciences Announce the Filing of the Schedule-14A Proxy Statement in Connection with the Proposed Merger

STAMFORD, CT — May 6, 2020 —Sema4, a patient-centered health intelligence company leveraging AI and machine learning to derive data-driven insights, and CM Life Sciences (Nasdaq: CMLF), a special purpose acquisition company, or SPAC, sponsored by affiliates of Casdin Capital, LLC and Corvex Management LP, today announced the filing of the preliminary proxy statement related to their proposed business combination.

The filing of the preliminary proxy statement initiates the formal Securities and Exchange Commission (SEC) review process required to finalize the definitive proxy statement that will be sent to CM Life Sciences shareholders. “This is an important milestone and begins the process of transitioning Sema4 into an independent public company and leader in the clinical genomics space. There is tremendous growth potential ahead for the company and we are excited by the opportunities that will be enabled by this transaction,” commented Eli Casdin, Chief Executive Officer of CM Life Sciences.

“As each day goes by, Sema4 grows as a leader in patient-centered genomic and clinical data,” remarked Eric Schadt, PhD, Founder and Chief Executive Officer of Sema4. “Meanwhile, we continue to be on track to achieve the 2021 financial and strategic goals and importantly build a business that is powered to execute on the long term potential of an AI-powered platform to health system partners, providers and their patients.”

“We look forward to consummating the transaction following SEC review and approval from our shareholders, which is anticipated by the end of July,” said Keith Meister, Chairman of CM Life Sciences.

About Sema4

Sema4 is a patient-centered health intelligence company dedicated to advancing healthcare through data-driven insights. Sema4 is transforming healthcare by applying AI and machine learning to multidimensional, longitudinal clinical and genomic data to build dynamic models of human health and defining optimal, individualized health trajectories. Centrellis™, our innovative health intelligence platform, is enabling us to generate a more complete understanding of disease and wellness and to provide science-driven solutions to the most pressing medical needs. Sema4 believes that patients should be treated as partners, and that data should be shared for the benefit of all. For more information, please visit sema4.com and connect with Sema4 on Twitter, LinkedIn, Facebook and YouTube.

About CM Life Sciences

CM Life Sciences was founded to take advantage of a dynamic life science sector buoyed by innovation yet fragmented, where many companies are under-resourced and under-scaled. Significant and under-appreciated opportunities for consolidation are ready for engagement by a team versed in the trends and themes, and who can bring together the strongest of the new companies and management teams to capitalize on near- and far-term opportunities. For more information, please visit https://cmlifesciencesspac.com/

Cautionary Statement Regarding Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Sema4 and CM Life Sciences, including statements regarding the anticipated benefits of the transaction, the anticipated timing of the transaction, the SEC review process for CM Life Sciences’ proxy statement for the transaction, shareholder approval for the transaction, expansion plans, projected future results, Sema4’s 2021 financial and strategic goals and Sema4’s business, growth and market opportunities. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of CM Life Sciences’ securities, (ii) the risk that the transaction may not be completed by CM Life Sciences’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by CM Life Sciences, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the merger agreement by the shareholders of CM Life Sciences, the satisfaction of the minimum trust account amount following redemptions by CM Life Sciences’ public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third-party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vii) the effect of the announcement or pendency of the transaction on Sema4’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Sema4 and potential difficulties in Sema4 employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Sema4 or against CM Life Sciences related to the merger agreement or the transaction, (x) the ability to maintain the listing of CM Life Sciences’ securities on a national securities exchange, (xi) the price of CM Life Sciences’ securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which CM Life Sciences plans to operate or Sema4 operates, variations in operating performance across competitors, changes in laws and regulations affecting CM Life Sciences’ or Sema4’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive healthcare industry and (xiv) the size and growth of the market in which Sema4 operates. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of CM Life Sciences’ annual report on Form 10-K, as amended, the proxy statement discussed above and other documents filed by CM Life Sciences from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Sema4 and CM Life Sciences assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Sema4 nor CM Life Sciences gives any assurance that either Sema4 or CM Life Sciences or the combined company will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, CM Life Sciences has filed a preliminary proxy statement with the SEC, and CM Life Sciences will file a definitive proxy statement with the SEC, which will be sent to the stockholders of CM Life Sciences. CM Life Sciences also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of CM Life Sciences are urged to read the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement and all other relevant documents filed or that will be filed with the SEC by CM Life Sciences through the website maintained by the SEC at www.sec.gov.

The documents filed by CM Life Sciences with the SEC also may be obtained free of charge at CM Life Sciences’ website at https://cmlifesciencesspac.com/ or upon written request to CM Life Sciences, c/o Corvex Management, 667 Madison Ave, New York, NY 10065

Participants in Solicitation

CM Life Sciences and Sema4 and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CM Life Sciences’ shareholders in connection with the proposed transaction. Information about CM Life Sciences’ directors and executive officers and their ownership of CM Life Sciences’ securities is set forth in CM Life Sciences’ filings with the SEC. To the extent that holdings of CM Life Sciences’ securities have changed since the amounts reported in CM Life Sciences’ proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination are contained in the preliminary proxy statement and will be contained in the definitive proxy statement when available. You may obtain free copies of these documents as described in the preceding paragraph.

Media contact:	Investor contact:
Radley Moss	David Deuchler
radley.moss@sema4.com	Gilmartin Group
Investor-all@sema4.com

[End of Press Release]

Cautionary Statement Regarding Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Sema4 and CM Life Sciences, including statements regarding the anticipated benefits of the transaction, the anticipated timing of the transaction, the SEC review process for CM Life Sciences’ proxy statement for the transaction, shareholder approval for the transaction, expansion plans, projected future results, Sema4’s 2021 financial and strategic goals and Sema4’s business, growth and market opportunities. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of CM Life Sciences’ securities, (ii) the risk that the transaction may not be completed by CM Life Sciences’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by CM Life Sciences, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the merger agreement by the shareholders of CM Life Sciences, the satisfaction of the minimum trust account amount following redemptions by CM Life Sciences’ public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third-party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vii) the effect of the announcement or pendency of the transaction on Sema4’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Sema4 and potential difficulties in Sema4 employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Sema4 or against CM Life Sciences related to the merger agreement or the transaction, (x) the ability to maintain the listing of CM Life Sciences’ securities on a national securities exchange, (xi) the price of CM Life Sciences’ securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which CM Life Sciences plans to operate or Sema4 operates, variations in operating performance across competitors, changes in laws and regulations affecting CM Life Sciences’ or Sema4’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive healthcare industry and (xiv) the size and growth of the market in which Sema4 operates. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of CM Life Sciences’ annual report on Form 10-K, as amended, the proxy statement discussed above and other documents filed by CM Life Sciences from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Sema4 and CM Life Sciences assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Sema4 nor CM Life Sciences gives any assurance that either Sema4 or CM Life Sciences or the combined company will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, CM Life Sciences has filed a preliminary proxy statement with the SEC, and CM Life Sciences will file a definitive proxy statement with the SEC, which will be sent to the stockholders of CM Life Sciences. CM Life Sciences also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of CM Life Sciences are urged to read the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement and all other relevant documents filed or that will be filed with the SEC by CM Life Sciences through the website maintained by the SEC at www.sec.gov.

The documents filed by CM Life Sciences with the SEC also may be obtained free of charge at CM Life Sciences’ website at https://cmlifesciencesspac.com/ or upon written request to CM Life Sciences, c/o Corvex Management, 667 Madison Ave, New York, NY 10065

Participants in Solicitation

CM Life Sciences and Sema4 and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CM Life Sciences’ shareholders in connection with the proposed transaction. Information about CM Life Sciences’ directors and executive officers and their ownership of CM Life Sciences’ securities is set forth in CM Life Sciences’ filings with the SEC. To the extent that holdings of CM Life Sciences’ securities have changed since the amounts reported in CM Life Sciences’ proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination are contained in the preliminary proxy statement and will be contained in the definitive proxy statement when available. You may obtain free copies of these documents as described in the preceding paragraph.

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